Sircles Media, Inc.
Balance Sheet
As of December 31, 2020
(unaudited)

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Cash	1,118,424.83
Total Checking/Savings	1,118,424.83
Total Current Assets	1,118,424.83
Other Assets	
Sircles Trademark	65,000.00
Total Other Assets	65,000.00
TOTAL ASSETS	**1,183,424.83**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	59,697.55
Other Current Liabilities	
Other Payroll Liability	17,854.06
Payroll Liabilities	889.14
Related Party Liability	10,000.00
Total Other Current Liabilities	28,743.20
Total Current Liabilities	88,440.75
Long Term Liabilities	15,995.00
Total Liabilities	104,435.75
Equity	
Add'l Paid-In Capital	1,441,205.01
Member Equity	656,898.00
Retained Earnings	(545,468.28)
Net Income	(473,645.65)
Total Equity	1,078,989.08
TOTAL LIABILITIES & EQUITY	**1,183,424.83**